UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EGENE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282266 10 5

(CUSIP Number)

QIAGEN N.V.

c/o QIAGEN North American Holdings, Inc.

19300 Germantown Road

Germantown, MD 20874

Copy to:

Jonathan L. Kravetz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 16, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP NO. N72482107	SCHEDULE 13D 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) QIAGEN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)		☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,000
	8	SHARED VOTING POWER 5,902,205
	9	SOLE DISPOSITIVE POWER 580,000
	10	SHARED DISPOSITIVE POWER 3,498,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,482,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 8 pages

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D relates to the common stock, $0.001 par value, of eGene, Inc, a Nevada corporation (“eGene”). eGene’s principle offices are located at 17841 Fitch, Irvine, CA 92614.

Item 2.	Identity and Background

(a)	This Amendment No. 2 to Schedule 13D is being filed by QIAGEN N.V. (the “Reporting Person”).
(b)	The business address of the Reporting Person is: QIAGEN N.V., c/o QIAGEN North American Holdings, Inc., 19300 Germantown Road, Germantown, MD, 20874.
(c)	The principal business of the Reporting Person is to provide innovative technologies and products for preanalytical sample preparation and molecular diagnostics solutions.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
(f)	The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

On April 30, 2007 and May 8, 2007, QIAGEN North American Holdings, Inc. (“Holdings”), a wholly-owned subsidiary of the Reporting Person, purchased warrants to purchase 580,000 shares of common stock of eGene in the aggregate from third parties for the aggregate purchase price of $377,000. The $377,000 was paid from available working capital. The warrants were subsequently exercised on April 30, 2007 and May 9, 2007 at an exercise price of $0.45 per share.

Item 4.	Purpose of Transaction

(a) – (b) The 580,000 shares of eGene common stock were purchased to increase the Reporting Person’s ownership of eGene in connection with the merger transaction described below.

Holdings is party to voting agreements dated as of April 12, 2007 (the “Voting Agreements”), with each of the directors and executive officers of eGene and certain other stockholders of eGene, which Voting Agreements were entered into in connection with the Agreement and Plan of Merger, dated as of April 12, 2007 (the “Merger Agreement”), among Holdings, Elektra Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Holdings (the “Merger Sub”), and eGene. Pursuant to the

Page 3 of 8 pages

Voting Agreements, the Reporting Person may be deemed to beneficially own 5,902,205 shares of eGene common stock.

The Voting Agreements were entered into as a condition to the willingness of the Reporting Person to enter into the Merger Agreement and to increase the likelihood that the approval of eGene’s stockholders required in connection with the merger will be obtained. The purchase of an additional 580,000 shares of eGene common stock further increases the likelihood of obtaining such approval.

(c) Not applicable.

(d) Upon consummation of the merger, the directors of the Merger Sub will be the directors of the surviving corporation, to hold office in accordance with the Articles of Incorporation and Bylaws of the surviving corporation. The officers of the surviving corporation shall be the officers of eGene immediately prior to the consummation of the merger, until their resignation or removal or until their respective successors are duly elected and qualified.

(e) Other than merger consideration payment, this section is not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Articles of Incorporation and Bylaws of the Merger Sub, as in effect immediately prior to the merger, shall be the Articles of Incorporation and Bylaws of the surviving corporation, and the name of the Merger Sub shall be changed to “eGene, Inc.”

(h) – (i) Upon consummation of the merger, eGene common stock will be delisted from Over The Counter Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

(j) In additional to the transactions described in this Item 4 (including Item 3 incorporated by reference herein), the Reporting Person currently intends to engage in additional purchases of securities of the Issuer in order to increase the Reporting Person’s ownership of the Issuer’s common stock to as much as 51% of all outstanding Issuer common stock and therefore increase the likelihood that the approval of the Issuer’s stockholders required in connection with the merger transaction described above will be obtained. Any such additional purchases of securities of the Issuer may be in the open market at prevailing market prices, by privately negotiated transactions or otherwise.

Page 4 of 8 pages

Item 5.	Interest in Securities of the Issuer

(a) As a result of the Reporting Person’s purchase of 580,000 shares of eGene common stock and prior entry into the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of 6,482,205 shares of eGene common stock, which constitutes approximately 34.5% of the issued and outstanding shares of eGene common stock.

(b) The Reporting Person has the sole power to vote, or direct to vote 580,000 shares of eGene common stock. In addition, the Reporting Person may have the sole power to vote, or direct the vote, of its potentially-deemed, beneficially owned 5,902,205 shares of eGene common stock. See Exhibits 2-7 for details.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A, has effected any transaction other than the one described herein in eGene common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of eGene, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Agreement and Plan of Merger, dated as of April 12, 2007, among Holdings, Merger Sub and eGene. Incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D filed on April 23, 2007.

Exhibit 2 – Form of Voting Agreement, dated as of April 12, 2007, between the Reporting Person and each of eGene’s directors and executive officers, specifically Ming-Sun Liu (for himself and each of Justin Liu, Emily Liu and Jennifer Liu), Shing-Ching Lu,

Page 5 of 8 pages

Varoujan Amirkhanian, and Peter Sheu. Incorporated by reference to Exhibit 2 to the Reporting Person’s Schedule 13D filed on April 23, 2007.

Exhibit 3 – Form of Voting Agreement, dated as of April 12, 2007, between the Reporting Person and certain of eGene’s stockholders, specifically Mark Bright Investments Ltd. and Li-Jen Hua. Incorporated by reference to Exhibit 3 to the Reporting Person’s Schedule 13D filed on April 23, 2007.

Exhibit 4 – Warrant Purchase Agreement, dated as of April 30, 2007, by and between Holdings and Daniel Ryweck. Incorporated by reference to Exhibit 4 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed on May 9, 2007.

Exhibit 5 – Warrant Purchase Agreement, dated as of April 30, 2007, by and between Holdings and Corporate Capital Management, LLC. Incorporated by reference to Exhibit 5 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed on May 9, 2007.

Exhibit 6 – Warrant Purchase Agreement, dated as of May 8, 2007, by and between Holdings and Michael S. Kelly. Incorporated by reference to Exhibit 6 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed on May 9, 2007.

Exhibit 7 – Warrant Purchase Agreement, dated as of May 8, 2007, by and between Holdings and Mary J. Kelly. Incorporated by reference to Exhibit 7 to the Reporting Person’s Amendment No. 1 to Schedule 13D filed on May 9, 2007.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2007

/S/ ROLAND SACKERS
Roland Sackers Chief Financial Officer

Page 7 of 8 pages

Schedule A

Set forth below are the names, positions with QIAGEN N.V., business addresses and principal occupations of the directors and executive officers of QIAGEN N.V.

Name, Position(s) Held and Business Addresses*	Present Principal Occupation

Directors
Prof. Dr. Detlev H. Riesner Citizenship: Germany	Chairman of the Supervisory Board, Supervisory Director, various companies

Dr. Heinrich Hornef Citizenship: Germany	Deputy Chairman of the Supervisory Board, Supervisory Director, various companies

Dr. Metin Colpan Citizenship: Germany	Supervisory Director, various companies

Dr. Franz A. Wirtz Citizenship: Germany	Supervisory Director, various companies

Erik Hornnaess Citizenship: Norway	Supervisory Director, various companies

Prof. Dr. Manfred Karobath Citizenship: Austria	Supervisory Director, various companies

Executive Officers
Peer M. Schatz Citizenship: Austria	Managing Director, Chief Executive Officer

Roland Sackers Citizenship: Germany	Managing Director, Chief Financial Officer

Dr. Joachim Schorr Citizenship: Germany	Managing Director, Senior Vice President, Research and Development

Bernd Uder Citizenship: Germany	Managing Director, Senior Vice President, Sales and Marketing

* All business addresses are:

c/o QIAGEN North American Holdings, Inc.

19300 Germantown Road

Germantown, MD 20874

Page 8 of 8 pages